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10035825

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HIGH POINT CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 HIGH POINT DRIVE; SUITE 375
(No. and Street)

COCOA (City) FL (State) 32926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT E. ANDERSEN, JR. 321-636-1247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AVERETT WARMUS DURKEE
(Name – *if individual, state last, first, middle name*)

1417 E. CONCORD ROAD (Address) ORLANDO (City) FL (State) 32803 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT E. ANDERSEN, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HIGH POINT CAPITAL GROUP, INC., as of February 26, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARY PUBLIC-STATE OF FLORIDA
Susan C. Timmins
Commission # DD873760
Expires: JUNE 04, 2013
BONDED THRU ATLANTIC BONDING CO., INC.

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGH POINT CAPITAL GROUP, INC.

Cocoa, Florida

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY DATA**

Years Ended December 31, 2009 and 2008

HIGH POINT CAPITAL GROUP, INC.

CONTENTS



AVERETT
WARMUS
DURKEE

Certified Public Accountants and Business Advisors

1417 East Concord Street
Orlando, Florida 32803
Phone (407) 849-1569
Fax (407) 849-1119
www.awd-cpa.com

Independent Auditors' Report

To the Stockholder
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the accompanying statement of financial condition of High Point Capital Group, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2008, were audited by other auditors, whose report dated February 18, 2009, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of High Point Capital Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Averett Warmus Durkee

February 25, 2010

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2009	December 31, 2008
Cash and cash equivalents	$ **118,348**	$ 125,270
Deposit with clearing organization	**100,000**	100,000
Marketable securities owned, at market value	**13,945**	9,330
Commissions receivable	**905**	2,168
Broker-dealer license	**15,712**	15,892
	$ **248,910**	$ 252,660

LIABILITIES AND STOCKHOLDER'S EQUITY	2009	2008
Liabilities:		
Advances from stockholder	$ **39,226**	$ 32,619
Securities sold, but not yet purchased, at market value	**-**	10,357
Total liabilities	**39,226**	42,976
Stockholder's Equity:		
Common stock, $10 par value, 10,000 shares authorized; 1,000 shares issued and outstanding	**10,000**	10,000
Additional paid-in capital	**143,000**	143,000
Retained earnings	**56,684**	56,684
Total stockholder's equity	**209,684**	209,684
	$ **248,910**	$ 252,660

See accompanying notes.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2009	2008
Revenue:		
Commissions, management fees, and clearing charges	$ **32,464**	$ 83,873
Principal transactions	**8,807**	(3,059)
Interest and dividends	**1,106**	2,039
Total revenue	**42,377**	82,853
Expenses:		
Ticket charges	**5,759**	16,105
Commissions	**33,393**	63,333
General and administrative	**3,225**	3,415
Total expenses	**42,377**	82,853
Net Income	$ -	$ -

See accompanying notes.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 10,000	$ 143,000	$ 56,684	$ 209,684
Net Income	-	-	-	-
Distributions	-	-	-	-
Balance, December 31, 2008	10,000	143,000	56,684	209,684
Net Income	-	-	-	-
Distributions	-	-	-	-
Balance, December 31, 2009	$ **10,000**	$ **143,000**	$ **56,684**	$ **209,684**

See accompanying notes.

HIGH POINT CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2009	2008
Cash Flows From Operating Activities:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in:		
Marketable securities owned	**(4,615)**	7,774
Commissions receivable	**1,263**	3,655
Broker-dealer license	**180**	180
Advances from stockholder	**6,607**	497
Securities sold, but not yet purchased	**(10,357)**	(156)
Net cash provided by (used in) operating activities	**(6,922)**	11,950
Net Increase (Decrease) in Cash and Cash Equivalents	**(6,922)**	11,950
Cash and Cash Equivalents, Beginning of Year	**125,270**	113,320
Cash and Cash Equivalents, End of Year	$ **118,348**	$ 125,270
Supplemental Cash Flow Information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes.

1. Summary of Significant Accounting Policies:

Nature of Operations

High Point Capital Group, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company engages in on-line trading for its own account and handles the retail accounts of certain customers. The Company is a Florida Corporation located in Brevard County, Florida.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates consist principally of the allowance for doubtful accounts. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement-date are recorded net on the statements of financial condition.

Securities are recorded at fair value in accordance with accounting principles generally accepted in the United States of America.

Commissions

Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur.

1. Summary of Significant Accounting Policies – Continued:

Commissions – Continued

Commissions receivable represent amounts due from clearing brokers, net of amounts payable for ticket charges and other fees. Receivables are considered delinquent when they are 30 days past due. A portion of commissions receivable is charged against an allowance for doubtful accounts when all collection efforts have been exhausted. Based on past collection experience and industry standards, management considers commissions receivable to be 100% collectible. Accordingly, no allowance for doubtful accounts or bad debt expense has been recorded for the years ended December 31, 2009 and 2008.

Broker-Dealer License

The broker-dealer license is carried at cost and evaluated annually for impairment. Impairments in asset recoverability are recognized as incurred.

Income Taxes

The Company has elected to apply the provisions of Subchapter S of the Internal Revenue Code. Under this election, earnings and losses will be included in the personal income tax return of the stockholder and taxed depending on personal tax strategies. Accordingly, the Company will not incur any income tax obligations. Therefore, no provision for income taxes has been recorded.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FASB ASC 740-10), which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company adopted this standard as of January 1, 2009, and management has analyzed its various federal and state filing positions. Management believes that its income tax filing positions are well documented and supported. Additionally, management believes that no accruals for tax liabilities are necessary. Therefore, no reserves for uncertain income tax positions have been recorded. In addition, no cumulative effect adjustment related to this accounting standard was recorded.

There have been no increases or decreases in unrecognized tax benefits for current or prior years since the date of adoption. Further, no interest or penalties have been included since no reserves were recorded and no significant increases or decreases are expected to occur within the next 12 months. When applicable, such interest and penalties will be reported as a component of income tax expense. The periods that remain open to examination under federal statute are 2006 through 2008.

1. Summary of Significant Accounting Policies – Continued:

Subsequent Events

The Company has evaluated subsequent events through February 25, 2010, the date which the financial statements were available to be issued.

2. Deposit with Clearing Broker:

The Company is an introducing broker whose customers are serviced by a clearing broker on a fully disclosed basis. Under the agreement with the clearing broker, the Company must maintain a deposit of $100,000 with the clearing broker. In addition, the agreement holds the Company contingently liable for margin liabilities of its customers.

3. Investments:

Fair Value Measurements

Accounting principles generally accepted in the United States of America ("GAAP") establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 – Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted prices for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

3. Investments – Continued:

Fair Value Measurements – Continued

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities, which are included in Level 1, are valued at the net asset value of shares held by the Company at year end in the amount of $13,945 and $9,330 at December 31, 2009 and 2008, respectively.

Total gains for the year ended December 31, 2009, were $8,807 which includes $470 of realized gains and $8,337 of unrealized gains. Total losses for the year ended December 31, 2008, were $3,059 which includes $2,667 of realized gains and $5,726 of unrealized losses. These amounts are included in principal transactions on the statements of operations.

This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no assets or liabilities measured at fair value on a recurring basis using Level 2 or Level 3 inputs.

4. Related Party Transactions:

Commissions expense is incurred with corporations related to the Company by common ownership. Such expenses amounted to $33,393 and $63,333 for the years ended December 31, 2009 and 2008, respectively.

The Company conducts its operations from premises owned by the stockholder. Rent expense amounted to $2,400 for the years ended December 31, 2009 and 2008.

Advances from stockholder are uncollateralized, non-interest bearing, and are due on demand.

5. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $191,880 which was $91,880 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .000 to 1.

6. Commitments and Contingencies:

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk, as defined by accounting principles generally accepted in the United States of America, consist primarily of bank accounts with balances in excess of amounts insured by the Federal Deposit Insurance Corporation. Management of the Company evaluates the financial stability of its depositories and considers the risk of loss to be remote.

Litigation

During the course of its operations, the Company is subject to various claims, torts, and actions. Management reviews the validity of such actions and acts accordingly. Management does not believe the outcome of any current actions will result in material loss to the Company.

SUPPLEMENTARY DATA



AVERETT
WARMUS
DURKEE

Certified Public Accountants and Business Advisors

1417 East Concord Street
Orlando, Florida 32803
Phone (407) 849-1569
Fax (407) 849-1119
www.awd-cpa.com

Independent Auditors' Report on the Supplementary Data

To the Stockholder
High Point Capital Group, Inc.
Cocoa, Florida

We have audited the accompanying financial statements of High Point Capital Group, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 25, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Averett Warmus Durkee

February 25, 2010

HIGH POINT CAPITAL GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

Aggregate Indebtedness	$	-
Minimum Required Net Capital	$	100,000
Net Capital:		
Total stockholder's equity	$	209,684
Deduct stockholder's equity not allowable		-
Total stockholder's equity qualified for net capital		209,684
Deductions:		
Non-allowable assets:		
Broker-dealer license		15,712
Net Capital Before Haircuts on Securities Positions		193,972
Haircuts on Securities Positions		2,092
Net Capital		191,880
Minimum Required Net Capital		100,000
Excess Net Capital	$	91,880
Ratio of aggregate indebtedness to net capital		.000 to 1.

HIGH POINT CAPITAL GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5

December 31, 2009

Aggregate Indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17a-5	$	-
Reconciling items		-
	$	-
Net Capital:		
Net capital as reported by registrant in Part IIA of Form X-17a-5	$	191,880
Reconciling items		-
	$	191,880

OTHER SUPPLEMENTARY DATA RELATING TO THE FINANCIAL STATEMENTS

Statement Relating to the Exemptive Provision of Rule 15c3-3

The Company is exempt from Rule l5c3-3 under paragraph (k)(2). Customer payments are made directly to the clearing broker.

Statement of Information Relating to the Possession or Control Requirements under Rule 15c3-3

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2). As of December 31, 2009, the Company had no customers' securities that were required to be under possession or control.



AVERETT
WARMUS
DURKEE

Certified Public Accountants and Business Advisors

1417 East Concord Street
Orlando, Florida 32803
Phone (407) 849-1569
Fax (407) 849-1119
www.awd-cpa.com

Independent Auditors' Report on Internal Control

To the Stockholder
High Point Capital Group, Inc.
Cocoa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of High Point Capital Group, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder
High Point Capital Group, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph in this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Averett Warmus Durkee

February 25, 2010



High Point Capital Group, Inc.
400 High Point Drive, Suite 375
Cocoa, Florida 32926
Phone 321 631-5121
Fax 321 636-1348

HIGH POINT CAPITAL GROUP, INC.

February 25, 2010

To Whom It May Concern:

Enclosed are our Annual Financial Statements for the year ended December 21, 2009, with independent outside auditor's report letter.

Sincerely,

Robert E. Andersen, Jr.
CFO

Encl.
REA/nha

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